Baytex Energy Corp.
Press Release - May 7, 2026
Exhibit 99.5

BAYTEX DELIVERS STRONG FIRST QUARTER 2026 RESULTS; RAISES PRODUCTION GUIDANCE AND NEARLY DOUBLES 3-YEAR GROWTH OUTLOOK; CEO TRANSITION COMPLETE
CALGARY, ALBERTA (May 7, 2026) - Baytex Energy Corp. ("Baytex" or the "Company") (TSX:BTE) (NYSE:BTE) reports its operating and financial results for the three months ended March 31, 2026 (all amounts are in Canadian dollars unless otherwise noted).
"Baytex’s strong first quarter results reflect the quality of our Canadian portfolio and the operational discipline of our team," said Chad Lundberg, President and Chief Executive Officer. “Outperformance across our heavy oil portfolio drove production above the high end of guidance, which combined with strengthening returns, underpinned our decision to raise both our 2026 production guidance and three-year growth outlook. As I step into the CEO role, I am confident in the strength of our portfolio and the team. We are committed to technical leadership and disciplined capital allocation as the foundation for long-term value creation."
CEO Transition
•Effective today, Chad Lundberg assumes the position of President and Chief Executive Officer and joins the Board of Directors. Having joined Baytex in 2018, Chad has played a central role in building and optimizing the Company's Canadian asset base. His deep operational expertise and track record of disciplined execution position Baytex well for its next phase of growth as a focused Canadian energy producer.
First Quarter Highlights
•Delivered production of 69,478 boe/d (88% oil and NGL), exceeding the high end of quarterly guidance.
•Generated adjusted funds flow(1) of $151 million ($0.20 per basic share) and cash flows from operating activities of $122 million ($0.16 per basic share).
•Repurchased 35.1 million common shares for $174 million, representing 4.6% of shares outstanding.
•Exited the first quarter with net cash(1) of $591 million.
•Strong Peavine performance with first 6 wells of 2026 program exceeding initial expectations.
•Drilled seven discrete horizons in the Mannville at Lloydminster.
•Acquired an additional 40 sections of highly prospective lands at Utikuma in the Peace River region.
2026 Guidance
•Increasing production guidance to 69,000 to 71,000 boe/d (up from 67,000 to 69,000 boe/d) with a targeted exit production rate of 71,000 to 72,000 boe/d (up from 69,000 to 70,000 boe/d, previously).
•Targeting 7% annual production growth (up from 3% to 5%, previously) driven by strong operating performance and planned 2H activity.
•Maintaining capital discipline with exploration and development expenditures targeted at high end of guidance range, approximately $625 million (previously $550 to $625 million).
•Incremental spending allocated to heavy oil and the Pembina Duvernay.
3-Year Outlook
•Baytex targets a 15% annual total shareholder return, comprising production growth, dividends, and share buybacks - based on a long-term WTI price of US$70/bbl.
•The updated 3-year outlook targets annual production growth of 6% to 8% (up from 3% to 5%) while maintaining a net cash position throughout the period.
•We intend to advance planning for our Gemini thermal SAGD project with a potential final investment decision in 2027. Gemini is an approved development scheme supporting an initial 5,000 bbl/d first phase, with 44 million barrels of probable reserves at year-end 2025.
(1)Capital management measure. Refer to the Specified Financial Measures section in this press release for further information.

Baytex Energy Corp.
Press Release - May 7, 2026

	Three Months Ended
	March 31, 2026	December 31, 2025	March 31, 2025
FINANCIAL (thousands of Canadian dollars, except per common share amounts)
Petroleum and natural gas sales - Canada	$452,954	$381,556	$454,151
Adjusted funds flow (1)	151,125	261,531	463,870
Per share – basic	0.20	0.34	0.60
Per share – diluted	0.20	0.34	0.60
Free cash flow (2)	1,705	76,486	52,529
Per share – basic	—	0.10	0.07
Per share – diluted	—	0.10	0.07
Cash flows from operating activities	122,203	227,657	431,317
Per share – basic	0.16	0.30	0.56
Per share – diluted	0.16	0.30	0.56
Net (loss) income	(67,326)	(856,887)	69,591
Per share – basic	(0.09)	(1.12)	0.09
Per share – diluted	(0.09)	(1.12)	0.09
Dividends declared	16,606	17,268	17,289
Per share	0.0225	0.0225	0.0225

Capital Expenditures
Exploration and development expenditures	$145,012	$174,078	$405,097
Acquisitions and (divestitures)	(4,986)	(3,006,514)	(1,009)
Total oil and natural gas capital expenditures	$140,026	$(2,832,436)	$404,088

Net (Cash) Debt
Credit facilities	$—	$1,400	$250,284
Long-term notes	89,507	95,947	1,977,044
Total debt (3)	89,507	97,347	2,227,328
Working capital (surplus) deficiency (2)	(680,658)	(863,132)	162,922
Net (cash) debt (1)	$(591,151)	$(765,785)	$2,390,250

Shares Outstanding - basic (thousands)
Weighted average	747,156	768,287	771,443
End of period	730,561	765,568	770,039

BENCHMARK PRICES
Crude oil
WTI (US$/bbl)	$71.93	$59.14	$71.42
Edmonton par ($/bbl)	93.50	76.49	95.27
Edmonton par differential to WTI (US$/bbl)	(3.76)	(4.30)	(5.03)
WCS heavy oil ($/bbl)	79.28	66.88	84.33
WCS differential to WTI (US$/bbl)	(14.13)	(11.19)	(12.65)
Natural gas
NYMEX (US$/MMbtu)	$5.04	$3.55	$3.65
AECO ($/Mcf)	2.49	2.34	2.02

CAD/USD average exchange rate	1.3716	1.3949	1.4350
Notes:

(1)Capital management measure. Refer to the Specified Financial Measures section in this press release for further information.
(2)Specified financial measure that does not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this press release for further information.
(3)Calculated in accordance with our credit facilities agreement which is available on SEDAR+ at www.sedarplus.ca.

Baytex Energy Corp.
Press Release - May 7, 2026

	Three Months Ended
	March 31, 2026	December 31, 2025	March 31, 2025
OPERATING
Daily Production
Light oil and condensate (bbl/d)	11,835	12,031	11,775
Heavy oil (bbl/d)	44,908	42,628	40,192
NGL (bbl/d)	4,368	4,488	3,123
Total liquids (bbl/d)	61,111	59,147	55,090
Natural gas (Mcf/d)	50,205	48,895	43,743
Total Canada (boe/d) (1)	69,478	67,295	62,380
Discontinued operations (boe/d) (1)	—	69,792	81,814
Oil equivalent (boe/d) (1)	69,478	137,087	144,194

Adjusted Funds Flow (thousands of Canadian dollars)
Total sales, net of blending and other expense (2)	$377,033	$331,517	$381,331
Royalties	(51,589)	(43,132)	(59,256)
Operating expense	(81,244)	(85,708)	(75,580)
Transportation expense	(23,134)	(21,314)	(18,779)
Operating netback - Canada (2)	$221,066	$181,363	$227,716
General and administrative expense	(22,299)	(16,918)	(18,566)
Net cash interest income (expense)	2,754	(36,455)	(43,591)
Realized financial derivatives (loss) gain	(29,289)	1,013	(194)
Other (3)	(20,021)	(12,789)	(3,353)
Adjusted funds flow - Canada (4)	$152,211	$116,214	$162,012
Adjusted funds flow - Discontinued operations (4)	(1,086)	145,317	301,858
Adjusted funds flow (4)	$151,125	$261,531	$463,870

Adjusted Funds Flow (per boe)
Total sales, net of blending and other expense (2)	$60.30	$53.55	$67.92
Royalties (5)	(8.25)	(6.97)	(10.55)
Operating expense (5)	(12.99)	(13.84)	(13.46)
Transportation expense (5)	(3.70)	(3.44)	(3.34)
Operating netback - Canada (2)	$35.36	$29.30	$40.57
General and administrative expense (5)	(3.57)	(2.73)	(3.31)
Net cash interest income (expense) (5)	0.44	(5.89)	(7.76)
Realized financial derivatives (loss) gain (5)	(4.68)	0.16	(0.03)
Other (3)(5)	(3.20)	(2.07)	(0.60)
Adjusted funds flow - Canada (4)	$24.35	$18.77	$28.87
Adjusted funds flow - Discontinued operations (4)	—	22.63	41.00
Adjusted funds flow (4)	$24.17	$20.74	$35.74
Notes:

(1)Barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. The use of boe amounts may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
(2)Specified financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this press release for further information.
(3)Other is comprised of realized foreign exchange gain or loss, cash other income or expense, current income tax expense or recovery and cash share-based compensation. Refer to the Q1/2026 MD&A for further information on these amounts.
(4)Capital management measure. Refer to the Specified Financial Measures section in this press release for further information.
(5)Calculated as royalties, operating expense, transportation expense, general and administrative expense, net cash interest income or expense, realized financial derivatives gain or loss, or other, divided by barrels of oil equivalent production volume for the applicable period for continuing operations.

Baytex Energy Corp.
Press Release - May 7, 2026

Our Strategic Priorities

Baytex is a focused Canadian producer with a high-quality asset base centered on heavy oil operations and an attractive position in the Duvernay. We are committed to technical leadership and disciplined capital allocation to create value, while maintaining a strong, flexible balance sheet. Our strategy is anchored by three key priorities:

1.Target 15% Annual Total Shareholder return

We intend to target an approximate 15% annual total shareholder return at a mid-cycle WTI price of US$70/bbl. Total shareholder returns comprises a combination of production growth, dividends, and share buybacks.
2.Building a Culture of Disciplined Growth and Long-Term Value
With significant inventory depth and optionality across our portfolio, we are committed to delivering disciplined growth while investing in long-term infrastructure and exploration that supports future value creation. We are targeting annual production growth of 6% to 8% at a mid-cycle WTI price of US$70/bbl. At the same time, we are focused on improving our cash cost structure and capital efficiencies, with a long-term sustaining break-even target of under US$50/bbl WTI - reinforcing our resilience across the commodity cycle.
3.Achieve Full-Scale Development in the Duvernay and Advance Heavy Oil Opportunity Set
Disciplined investment across our core assets underpins long-term value creation. In the Duvernay, we have assembled 91,500 net acres and identified approximately 210 drilling locations. Production is expected to increase 35% to average approximately 11,000 boe/d in 2026, with a target year-end exit rate of 14,000 to 15,000 boe/d.
Our heavy oil assets comprise 750,000 net acres and approximately 1,100 drilling locations, supporting approximately 12 years of drilling at our current pace of development. Our 2026 program will see increased exploration activity, including stratigraphic tests, step-out wells and 3-D seismic, to expand our development inventory and test new play concepts across our extensive heavy oil fairway.
We are also advancing two waterflood pilot projects at Peavine, combining the capital efficiency of multi-lateral primary development with the potential for enhanced recovery and moderated decline rates. First injection for the water flood pilots is scheduled for June 2026.

2026 Outlook: Accelerating 2H Activity; Production Guidance Increased

Our 2026 budget, released in December 2025 targeted annual production of 67,000 to 69,000 boe/d, representing 3% to 5% organic growth, with E&D expenditures of $550 to $625 million. This plan was developed with significant optionality to support accelerated growth in a more constructive pricing environment.

Based on strong operating performance to-date and planned 2H activity, we now expect 7% annual production growth in 2026. Our 2026 production guidance increases to 69,000 to 71,000 boe/d with a targeted 2026 exit production rate of 71,000 to 72,000 boe/d (up from 69,000 to 70,000 boe/d).

In today's stronger pricing environment - with a two-year forward strip of approximately US$75/bbl - we are maintaining capital discipline. We are now targeting exploration and development expenditures at the high end of our guidance range, at approximately $625 million. Incremental spending will be directed to our heavy oil portfolio and the Duvernay.

In heavy oil, we plan to bring approximately 100 net wells onstream in 2026 (up from 91 net wells, previously). In the Duvernay, we expect to drill 17 wells (up from 12 wells) and bring 13 wells onstream. The remaining four wells are expected to be completed and brought onstream in the first quarter of 2027.

Updated Three-Year Outlook Demonstrates Strength of Portfolio

We have updated our three-year outlook (2026 to 2028) based on a mid-cycle WTI price of US$70/bbl. We now expect to deliver 6% to 8% annual production growth (up from 3% to 5%) while maintaining a net cash position throughout the period.

In the Duvernay, we are transitioning to a one-rig drilling program, targeting 30% annual production growth and an 80% increase in field-level operating income by 2028. The three-year infrastructure build-out is expected to support production of 20,000-25,000 bbl/d by 2029-2030, with ongoing improvements in capital efficiency.

The heavy oil portfolio is expected to grow modestly and deliver meaningful free cash flow. Baytex will continue to prioritize Mannville stack development, exploration and enhanced oil recovery.

Baytex Energy Corp.
Press Release - May 7, 2026
Beyond our three-year outlook, the Gemini thermal SAGD project in northeast Alberta represents a significant source of long-term value. Gemini is an approved development scheme supporting an initial 5,000 bbl/d first phase development, with 44 million barrels of probable reserves at year-end 2025. Over the next twelve months, we intend to advance planning toward a potential final investment decision in 2027 - adding meaningful optionality to our inventory.

Throughout the plan period, Baytex remains committed to meaningful shareholder returns, with excess free cash flow available for incremental investment and/or enhanced returns, including buybacks and dividends.

First Quarter 2026 Results

Q1 Production Exceeds Guidance

Baytex delivered strong first quarter results highlighted by outperformance across our heavy oil portfolio. Production averaged 69,478 boe/d (88% oil and NGL), exceeding the high end of our quarterly guidance range of 68,000 to 69,000 boe/d. Exploration and development expenditures totaled $145 million, consistent with our full-year plan, and we brought 54 (52.7 net) wells onstream.

Adjusted funds flow(1) was $151 million ($0.20 per basic share). We generated a net loss of $67 million ($0.09 per basic share), due largely to unrealized financial derivatives losses.
Accelerated Shareholder Returns: Repurchased 5.9% of Shares to-Date

During the first quarter, we repurchased 35.1 million common shares for $174 million, representing 4.6% of our shares outstanding, at an average price of $4.96 per share. Through May 6, 2026, we repurchased 45.1 million common shares for $229 million, representing 5.9% of our shares outstanding, at an average price of $5.07 per share, pursuant to our current normal course issuer bid.

We exited the first quarter with net cash(1) of $591 million.

Strong Peavine Results; Mannville Heavy Oil Success; New Exploration Lands Added at Peace River

First quarter operating results reflect continued performance at Peavine, Peace River, and across the broader Mannville group in Lloydminster. We brought onstream 25.7 net wells during the quarter: 6 Clearwater wells at Peavine, 3 wells at Peace River and 16.7 net wells at Lloydminster.

At Peavine, the first six wells of our 2026 program generated an average 30-day initial production rate of 680 bbl/d per well, significantly outperforming expectations.

At Lloydminster, we stepped up activity with 3-rigs running during the quarter. We successfully targeted seven discrete horizons in the Mannville through a combination of multi-lateral and circulation string horizontal wells.

We continue to build on our heavy oil expertise and enhance our prospect inventory. In the first quarter, we acquired an additional 40 sections of highly prospective lands at Utikuma in the Peace River region, bringing our land holdings in the area to 109 sections. We recently completed a 21-square-mile seismic survey covering 20% of our land base, and following interpretation, we could drill our first exploration test well in early 2027.

Duvernay Drilling Program Underway; First Wells of 2026 Program Expected Onstream in June

In the Duvernay, we drilled our first four wells during the first quarter, with completion operations now underway. In total, we expect to bring 13 wells onstream in 2026 with the remaining nine wells onstream during Q3 and Q4.

Executive Appointments

Baytex has made the following executive appointments, effective May 7, 2026, reflecting the company's commitment to long-term succession planning and operational leadership.

Kendall Arthur has been appointed Chief Operating Officer, having previously served as Senior Vice President and General Manager, Heavy Oil. Adrian Blazevic has been appointed Vice President, Heavy Oil, having previously served as Manager of Geoscience. Kendall and Adrian have been instrumental in the growth of our Canadian operations and are central to our long-term leadership plan.

Brian Ector, Senior Vice President Capital Markets and Investor Relations, will be retiring on July 31, 2026. Over his 17 years with Baytex, Brian has been a trusted partner to the investment community and valued member of the leadership team. We thank him for his significant contributions to the Company.
(1)Capital management measure. Refer to the Specified Financial Measures section in this press release for further information.

Baytex Energy Corp.
Press Release - May 7, 2026

Quarterly Dividend

The Board of Directors has declared a quarterly cash dividend of $0.0225 per share, payable July 2, 2026 to shareholders of record on June 15, 2026.

Additional Information

Our condensed consolidated interim unaudited financial statements for the three months ended March 31, 2026, and the related Management's Discussion and Analysis of the operating and financial results can be accessed on our website at www.baytexenergy.com and will be available shortly through SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.

Conference Call Tomorrow 9:00 a.m. MT (11:00 a.m. ET)
Baytex will host a conference call tomorrow, May 8, 2026, starting at 9:00am MT (11:00am ET). To participate, please dial toll free in North America 1-833-821-2925 or international 1-647-846-2449. Alternatively, to listen to the conference call online, please enter https://event.choruscall.com/mediaframe/webcast.html?webcastid=UzvM4PYX in your web browser. To register, visit our website at https://www.baytexenergy.com/investors/events-presentations.

An archived recording of the conference call will be available shortly after the event by accessing the webcast link above. The conference call will also be archived on the Baytex website at www.baytexenergy.com.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex’s shareholders and potential investors with information regarding Baytex, including management’s assessment of Baytex’s future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "believe", "continue", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: guidance for 2026 production, production growth rate, exit production rate, exportation and development expenditures and that incremental spending will be allocated to heavy oil and the Duvernay; with respect to our 3-year outlook: a targeted annual total shareholder return of 15% at US$70 WTI, annual production growth of 6% to 8% while maintaining a net cash position and the potential for a final investment decision on our Gemini project in 2027; we are committed to technical leadership, disciplined capital allocation, a strong flexible balance sheet, disciplined growth while investing in long-term infrastructure and exploration that supports future value creation; focused on improving cash cost structure and capital efficiencies and a long-term sustaining break-even target of under US$50/bbl WTI; our drilling and development plans for the Duvernay (including expected production growth and year-end exit production rate) and heavy oil (including supported duration of drilling inventory and 2026 program activities); the number of wells to be drilled and brought on stream in heavy oil and the Duvernay in 2026; the three year outlook, including that Duvernay targets a 30% annual production growth rate, an 80% increase in field-level operating income and an infrastructure build out that supports production of 20,000-25,000 bbl/d and that excess cash flow available will be for incremental investment and /or enhanced returns; that we could drill a Utikima exploration well in early 2027; the number and timing for Duvernay wells to be brought onstream in 2026; and Mr. Ector's expected retirement date. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that they can be profitably produced in the future.

These forward-looking statements are based on certain key assumptions regarding, among other things: oil and natural gas prices and differentials between light, medium and heavy crude oil prices; well production rates and reserve volumes; success obtained drilling new wells; the duration and impact of tariffs that are currently in effect on goods exported from or imported into Canada, and that other than the tariffs that are currently in effect, neither the U.S. nor Canada (i) increases the rate or scope of such tariffs, reenacts tariffs that are currently suspended, or imposes new tariffs, on the import of goods from one country to the other, including on oil and natural gas, and/or (ii) imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; operating costs; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; our ability to successfully market oil and natural gas; that we will have sufficient financial resources in the future to pursue our development plans and provide shareholder returns; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the risk of an extended period of low oil and natural gas prices (including as a result of tariffs); risks associated with our ability to develop our properties and add reserves; that we may not achieve the expected benefits of acquisitions and we may sell assets below their carrying value; the availability and cost of capital or borrowing; restrictions or costs imposed by climate change initiatives and the physical risks of climate change; the impact of an energy transition on demand for petroleum productions; availability and cost of gathering, processing and pipeline systems; retaining or replacing our leadership and key personnel; changes in income tax or other laws or government incentive programs; risks associated with large projects; risks associated with higher a higher concentration of activity and tighter drilling spacing; costs to develop and operate our properties; current or future controls, legislation or regulations; restrictions on or access

Baytex Energy Corp.
Press Release - May 7, 2026
to water or other fluids; public perception and its influence on the regulatory regime; new regulations on hydraulic fracturing; regulations regarding the disposal of fluids; risks associated with our hedging activities; variations in interest rates and foreign exchange rates; uncertainties associated with estimating oil and natural gas reserves; our inability to fully insure against all risks; additional risks associated with our thermal heavy crude oil projects; our ability to compete with other organizations in the oil and gas industry; risks associated with our use of information technology systems; adverse results of litigation; that our Credit Facilities may not provide sufficient liquidity or may not be renewed; failure to comply with the covenants in our debt agreements; risks associated with expansion into new activities; the impact of Indigenous claims; risks of counterparty default; impact of geopolitical risk and conflicts; loss of foreign private issuer status; conflicts of interest between the Company and its directors and officers; variability of share buybacks and dividends; risks associated with the ownership of our securities, including changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond our control. Readers are cautioned that the foregoing list of risk factors is not exhaustive. New risk factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Any decision to pay dividends on the Common Shares (including the actual amount, the declaration date, the record date and the payment date in connection therewith) or acquire Common Shares pursuant to a share buyback (including through the current Normal Course Issuer Bid) will be subject to the discretion of the Board and may depend on a variety of factors, including, without limitation, the Company's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions (including covenants contained in the agreements governing any indebtedness that the Company has incurred or may incur in the future, including the terms of the Credit Facilities) and satisfaction of the solvency tests imposed on the Company under applicable corporate law. There can be no assurance of the number of Common Shares that the Company will acquire pursuant to a share buyback, if any, in the future. Further, the payment of dividends to shareholders is not assured or guaranteed and dividends may be reduced or suspended entirely.

These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2025, filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission and in our other public filings. The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes.

This press release contains information that may be considered a financial outlook under applicable securities laws about the Company's potential financial position, including, but not limited to: our 2026 guidance for development expenditures; that we can maintain a net cash position and the expected field-level operating income growth in Duvernay during our 3-year outlook period; and our intentions regarding excess free cash flow; all of which are subject to numerous assumptions, risk factors, limitations and qualifications, including those set forth in the above paragraphs. The actual results of operations of the Company and the resulting financial results will vary from the amounts set forth in this press release and such variations may be material. This information has been provided for illustration only and with respect to future periods are based on budgets and forecasts that are speculative and are subject to a variety of contingencies and may not be appropriate for other purposes. Accordingly, these estimates are not to be relied upon as indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such financial outlook, whether as a result of new information, future events or otherwise. The financial outlook contained in this press release was made as of the date of this press release and was provided for the purpose of providing further information about the Company's potential future business operations. Readers are cautioned that the financial outlook contained in this press release is not conclusive and is subject to change.

All amounts in this press release are stated in Canadian dollars unless otherwise specified.

Specified Financial Measures

In this press release, we refer to certain financial measures (such as total sales, net of blending and other expense, operating netback, free cash flow, and working capital (surplus) deficiency) which do not have any standardized meaning prescribed by IFRS. While these measures are commonly used in the oil and gas industry, our determination of these measures may not be comparable with calculations of similar measures presented by other reporting issuers. This press release also contains the terms "adjusted funds flow" and "net (cash) debt" which are considered capital management measures. We believe that inclusion of these specified financial measures provides useful information to financial statement users when evaluating the financial results of Baytex.

Non-GAAP Financial Measures

Total sales, net of blending and other expense - Canada

Total sales, net of blending and other expense represents the revenues realized from produced volumes during a period. Total sales, net of blending and other expense is comprised of total petroleum and natural gas sales adjusted for blending and other expense for Canada. We believe including the blending and other expense associated with purchased volumes is useful when analyzing our realized pricing for produced volumes against benchmark commodity prices.

Operating netback - Canada

Operating netback is used to assess our operating performance and our ability to generate cash margin on a unit of production basis. Operating netback is comprised of petroleum and natural gas sales, less blending expense, royalties, operating expense and transportation expense for Canada.

Baytex Energy Corp.
Press Release - May 7, 2026
The following table reconciles operating netback to petroleum and natural gas sales for Canada.

	Three Months Ended
($ thousands)	March 31, 2026	December 31, 2025	March 31, 2025
Petroleum and natural gas sales	$452,954	$381,556	$454,151
Blending and other expense	(75,921)	(50,039)	(72,820)
Total sales, net of blending and other expense	$377,033	$331,517	$381,331
Royalties	(51,589)	(43,132)	(59,256)
Operating expense	(81,244)	(85,708)	(75,580)
Transportation expense	(23,134)	(21,314)	(18,779)
Operating netback - Canada	$221,066	$181,363	$227,716

Free cash flow

We use free cash flow to evaluate our financial performance and to assess the cash available for debt repayment, common share repurchases, dividends and acquisition opportunities. Free cash flow is comprised of cash flows from operating activities adjusted for changes in non-cash working capital, additions to exploration and evaluation assets, additions to oil and gas properties, payments on lease obligations, and transaction costs.

Free cash flow is reconciled to cash flows from operating activities in the following table.

	Three Months Ended
($ thousands)	March 31, 2026	December 31, 2025	March 31, 2025
Cash flows from operating activities	$122,203	$227,657	$431,317
Change in non-cash working capital	26,303	(226)	29,034
Additions to exploration and evaluation assets	(1,737)	—	—
Additions to oil and gas properties	(143,275)	(174,078)	(405,097)
Payments on lease obligations	(1,789)	(3,250)	(2,725)
Transaction costs	—	26,383	—
Free cash flow	$1,705	$76,486	$52,529

Working capital (surplus) deficiency

Working capital (surplus) deficiency is calculated as cash, trade receivables, and prepaids and other assets net of trade payables, share-based compensation liability, dividends payable, and other long-term liabilities. Working capital (surplus) deficiency is used by management to measure the Company's liquidity. On March 31, 2026, the Company had $745.6 million of available credit facility capacity to cover any working capital deficiencies.

The following table summarizes the calculation of working capital (surplus) deficiency.

	As at
($ thousands)	March 31, 2026	December 31, 2025	March 31, 2025
Cash	$(757,869)	$(953,113)	$(5,966)
Trade receivables	(194,985)	(135,230)	(391,905)
Prepaids and other assets	(59,091)	(63,232)	(72,045)
Inventory	(14,174)	—	—
Trade payables	303,107	236,373	582,053
Share-based compensation liability	25,748	34,802	12,602
Dividends payable	16,606	17,268	17,334
Other long-term liabilities	—	—	20,849
Working capital (surplus) deficiency	$(680,658)	$(863,132)	$162,922

Baytex Energy Corp.
Press Release - May 7, 2026
Non-GAAP Financial Ratios

Total sales, net of blending and other expense per boe

Total sales, net of blending and other per boe is used to compare our realized pricing to applicable benchmark prices and is calculated as total sales, net of blending and other expense (a non-GAAP financial measure) divided by barrels of oil equivalent production volume for the applicable period for Canada.

Operating netback per boe

Operating netback per boe is equal to operating netback (a non-GAAP financial measure) divided by barrels of oil equivalent sales volume for the applicable period for Canada and is used to assess our operating performance on a unit of production basis.

Capital Management Measures

Net (cash) debt

We use net (cash) debt to monitor our current financial position and to evaluate existing sources of liquidity. We also use net (cash) debt projections to estimate future liquidity and whether additional sources of capital are required to fund ongoing operations. Net (cash) debt is comprised of our credit facilities and long-term notes outstanding adjusted for unamortized debt issuance costs, trade payables, share-based compensation liability, dividends payable, other long-term liabilities, cash, trade receivables, and prepaids and other assets.

The following table summarizes our calculation of net (cash) debt.

	As at
($ thousands)	March 31, 2026	December 31, 2025	March 31, 2025
Credit facilities	$—	$1,138	$234,683
Unamortized debt issuance costs - Credit facilities (1)	—	262	15,601
Long-term notes	87,598	93,834	1,930,809
Unamortized debt issuance costs - Long-term notes (1)	1,909	2,113	46,235
Trade payables	303,107	236,373	582,053
Share-based compensation liability	25,748	34,802	12,602
Dividends payable	16,606	17,268	17,334
Other long-term liabilities	—	—	20,849
Cash	(757,869)	(953,113)	(5,966)
Trade receivables	(194,985)	(135,230)	(391,905)
Prepaids and other assets	(59,091)	(63,232)	(72,045)
Inventory	(14,174)	—	—
Net (cash) debt	$(591,151)	$(765,785)	$2,390,250
(1)Unamortized debt issuance costs were obtained from the Long-term Notes and Credit Facilities notes within the consolidated financial statements for the respective period end.

Adjusted funds flow

Adjusted funds flow is used to monitor operating performance and our ability to generate funds for exploration and development expenditures and settlement of abandonment obligations. Adjusted funds flow is comprised of cash flows from operating activities adjusted for changes in non-cash working capital, asset retirement obligations settled, and transaction costs during the applicable period.

Adjusted funds flow is reconciled to amounts disclosed in the primary financial statements in the following table.

	Three Months Ended
($ thousands)	March 31, 2026	December 31, 2025	March 31, 2025
Cash flow from operating activities	$122,203	$227,657	$431,317
Change in non-cash working capital	26,303	(226)	29,034
Asset retirement obligations settled	2,619	7,717	3,519
Transaction costs	—	26,383	—
Adjusted funds flow	$151,125	$261,531	$463,870

Baytex Energy Corp.
Press Release - May 7, 2026
Advisory Regarding Oil and Gas Information

Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

References herein to average 30-day initial production rates and other short-term production rates are useful in confirming the presence of hydrocarbons, however, such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long-term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating aggregate production for us or the assets for which such rates are provided. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, we caution that the test results should be considered to be preliminary.

This press release discloses drilling inventory and potential drilling locations. Drilling inventory and drilling locations refers to Baytex's proved, probable and unbooked locations. Proved locations and probable locations account for drilling locations in our inventory that have associated proved and/or probable reserves. Unbooked locations are internal estimates based on our prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves. Unbooked locations are farther away from existing wells and, therefore, there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty whether such wells will result in additional oil and gas reserves, resources or production. In the Duvernay, Baytex’s net drilling locations include 58 proved and 11 probable locations as at December 31, 2025 and 141 unbooked locations. In the Viking, Baytex’s net drilling locations include 457 proved and 196 probable locations as at December 31, 2025 and 263 unbooked locations. In the heavy oil business unit, Baytex’s net drilling locations include 160 proved and 167 probable locations as at December 31, 2025 and 773 unbooked locations.

Throughout this press release, “oil and NGL” refers to heavy crude oil, bitumen, light and medium crude oil, tight oil, condensate and natural gas liquids (“NGL”) product types as defined by NI 51-101. The following table shows Baytex’s disaggregated production volumes for the three months ended March 31, 2026 and 2025. The NI 51-101 product types are included as follows: “Heavy Crude Oil” - heavy crude oil and bitumen, “Light and Medium Crude Oil” - light and medium crude oil, tight oil and condensate, “NGL” - natural gas liquids and “Natural Gas” - shale gas and conventional natural gas.

	Three Months Ended March 31, 2026					Three Months Ended March 31, 2025
	Heavy Crude Oil (bbl/d)	Light and Medium Crude Oil (bbl/d)	NGL (bbl/d)	Natural Gas (Mcf/d)	Oil Equivalent (boe/d)	Heavy Crude Oil (bbl/d)	Light and Medium Crude Oil (bbl/d)	NGL (bbl/d)	Natural Gas (Mcf/d)	Oil Equivalent (boe/d)
Canada – Heavy
Peace River	8,988	5	20	8,597	10,445	10,212	11	18	9,622	11,845
Lloydminster	15,477	9	—	1,140	15,676	11,349	13	—	1,190	11,560
Peavine	19,757	—	—	—	19,757	17,714	—	—	—	17,714
Remaining Properties	651	4	—	681	768	801	1	—	642	909

Canada - Light
Viking	27	8,059	262	9,917	10,001	111	8,959	153	10,318	10,943
Duvernay	—	3,409	3,245	12,609	8,756	—	2,404	2,221	6,704	5,742
Remaining Properties	8	349	841	17,261	4,075	5	387	731	15,267	3,667

Total Canada	44,908	11,835	4,368	50,205	69,478	40,192	11,775	3,123	43,743	62,380

United States
Eagle Ford	—	—	—	—	—	—	50,560	15,923	91,988	81,814

Total	44,908	11,835	4,368	50,205	69,478	40,192	62,335	19,046	135,731	144,194

Baytex Energy Corp.

Baytex Energy Corp. is a Calgary-based energy company committed to driving shareholder value through disciplined execution. The Company operates in the Western Canadian Sedimentary Basin, featuring the Pembina Duvernay and heavy oil plays in Alberta and Saskatchewan. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets & Investor Relations

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com